FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sutcliffe Resources Ltd. ("Sutcliffe") 420-625 Howe Street Vancouver, British Columbia V6C 2T6

2.	Date of Material Change

April 5, 2007.

3.	News Release

The news release attached hereto as Schedule "A" announcing the material change described herein was released through the facilities of a recognized news wire service on April 5, 2007.

4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein.

5.	Full Description of Material Change

	5.1	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

	5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

SCHEDULE "A"

Press Release SR #03-07

SUTCLIFFE RESOURCES IRKUTSK GOLD EXPLORATION PROGRAM READY TO COMMENCE

April 5, 2007

Vancouver, British Columbia, Canada: Sutcliffe Resources Ltd. ("SR("SR" or the "Company")Company") (SR TSX-V), is pleased to announce details of its forthcoming exploration program of the Ozherelie and Ykanskoye gold projects in Irkustk Oblast region of East Siberia, Russia.

Sutcliffe Resources through its wholly owned subsidiary Baykal Gold acquired an initial 51% interest in ML Ltd which owns 100% of the Ozherelie and Ykanskoye projects. Sutcliffe Resources has an option to purchase the remaining 49% (please see the Company's December 21, 2006 news release for complete deal terms).

The two gold deposits are located within a highly mineralized belt which includes the world class Sukhoi Log gold deposit as well as a number of other hard rock and alluvial gold mines. The region has historically produced a reported 48 million ounces, making it one of the most prolific gold producing regions. Approximately 10km apart, Ozherelie and Ykanskoye are located in two separate mining licenses with terms of 20 years from August 2, 2006.

Sutcliffe has initially budgeted US$12.0m for exploration at its Irkutsk properties, which will include over 15,000m of core drilling, 40,000m of RC/conventional air rotary (BTS) drilling and 30,000m³ of trenching. Two large diameter core rigs are currently being mobilized with drilling on both gold properties due to start this quarter.

Approximately two-thirds of the above budget will be spent at Ozherelie, with the remainder spent at Ykanskoye. At both properties, two phases of exploration are planned with the following objectives:

  Phase 1 exploration, will be designed to define the continuity of the mineralized horizons across the respective properties
  The Phase 2 program, which will commence before year-end , is planned to define additional mineral resource potential both down dip and along strike of the current known resource areas.

At Ozherelie, five mineralized zones have been identified by ML Ltd, as detailed in the enclosed Ozherelie plan. The approximate strike length comprised in the resource blocks of Zones 1 and 4 is only 0.5km, leaving more than 6.5km of potential strike remaining to be tested. In the first phase of exploration, a 480m x 160m drilling grid is planned along strike and down dip of the current resource in Zone 1. In addition, three widely spaced drill fences will test the continuity of the mineralized horizon between Zone 3 and Zone 4. Due to the coarse free gold nature of the mineralization, core drilling will also be supplemented by a significant amount of trenching, and BTS drilling primarily in Zone 3. For Phase 2, exploration will be augmented with a large diameter RC drill rig. Drilling will concentrate on expanding known resources around Zone 1 through infill drilling on a 120m x 80m grid.

Currently at Ykanskoye, trenching has only been along approximately 1.4km of the potential 6km strike length. In Phase 1 of exploration, additional trenching will be completed along the remaining 4.6km of strike length. Furthermore, seven widely spaced fences of core holes (approx 1km apart) are planned to test down dip continuity, as detailed in the enclosed Ykanskoye plan. Phase 2 exploration will concentrate on expanding the current resource in the central-north area of the property through step out and in-fill core drilling on a 120m x 80m grid pattern as detailed in the enclosed Ykanskoye plan.

In addition to the above exploration programs, Sutcliffe, through ML Ltd, will prepare a centralized database and data verification program from ML's regional exploration office in Bodaibo, Irkutsk.

Robert Maddigan, Director of Sutcliffe Resources comments "Company")Following the successful acquisition of four Russian gold projects in the second half of 2006, we are now entering an exciting period for the company. Following rapid mobilization on the ground, exploration at our two highly prospective Irkutsk properties, on one of the world's major gold trends, will start in just over a month. At our other properties in Chukotka, camps will be constructed in Q2 ahead of our summer exploration program.

National Instrument 43-101 technical report

Sutcliffe Resources is also pleased to announce it has filed with the TSX Venture Exchange its National Instrument 43-101 independent technical report prepared by Gustavson Associates, LLC on the Company's Irkutsk projects in the Russian Federation. The report dated March 20, 2007 and entitled "Company")Technical Report on the Ozherelie and Ykanskoye Gold Projects, Irkutsk Oblast, Russia("SR" is filed on www.sedar.com. Please note that the maps provided in this press release can also be viewed in the 43-101 report.

The report was prepared under the supervision of Mr. William J. Crowl, R.G. who is an independent qualified person as defined by NI 43-101. Key findings of the report, which reviews the historic exploration work undertaken at the two properties, are:

  Gustavson considers that the previously reported Russian C1 and C2 mineral resources can be classified and reported as CIM Inferred Mineral Resources and as such are therefore NI 43-101 compliant. The Inferred Mineral Resources (using a 1.0g/t cutoff grade, a 3m composite thickness and a 2.7 S.G.) are as follows:

  Inferred Mineral Resource:

  Resource estimates at Ozherelie relied on the data from 20 core holes (1,317m) with an average spacing of 100m to 125m and 11 trenches on the mineralized zone spaced from 40m to 125m apart. At Ykanskoye, data from 6 core holes (476m), spaced from 75m to 125m apart, combined with 17 trenches with an average spacing of some 50m were used in the resource estimate. Simple polygonal estimation methodology was employed to estimate the mineral resources.

  Relative to the potential extent of the deposits, Gustavson considers that only a small portion of the prospective ground has been explored. Consequently, there is "Company")significant potential for the discovery of substantial additional gold mineralization both along strike and down dip("SR" at both properties.

About ML Ltd.

ML Ltd. is a gold mining and exploration company incorporated under the laws of the Russian Federation in June 2002. ML has an exploration office in Bodaibo and a corporate office in Konakovo. ML retains a staff complement of 20 qualified employees who are currently assigned to preparing the infrastructure around the projects in order to commence the drill and trenching program.

About Sutcliffe Resources

Sutcliffe Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Sutcliffe's management will continue to evaluate acquisition opportunities within the Russian Federation. Sutcliffe's philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

Qualified Person

William J. Crowl, R.G., an independent consultant, is the "qualified person" (as such term is defined in National Instrument 43-101) responsible for the preparation of the technical information in this release.

For more information please contact:

Robert Maddigan, Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: bmaddigan@sutclifferesources.com
Website: www.sutclifferesources.com